Exhibit 99.122

DeFi Technologies’ New Business Line, DeFi Alpha, a Specialized Arbitrage Trading Desk, Generates an Additional C$59.2 Million (US$43.4 Million) from Low-Risk Arbitrage Trades, Totaling Over C$113.8 Million (US$83.4 Million) Thus Far in Q2

●	DeFi Alpha Trading Desk: DeFi Technologies previously introduced a specialized arbitrage trading desk, DeFi Alpha, which has successfully generated approximately C$113.8 million (US$83.4 million) thus far in Q2 from low-risk arbitrage trades, marking a robust start for this new venture.

●	Expansion of Business Lines: The DeFi Alpha trading desk complements DeFi Technologies’ existing suite of business lines, including digital asset management, venture investments, research, and infrastructure support for DeFi, focusing on identifying low-risk arbitrage opportunities in the crypto market.

Toronto, Canada, June 3, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce announces its new business line DeFi Alpha, a specialized arbitrage trading desk, has generated an additional C$59.2 million (US$43.4 million) from low-risk arbitrage trades. In its first few months, DeFi Alpha has come off to a promising start, generating approximately C$113.8 million (US$83.4 million).

This initiative enhances DeFi Technologies’ suite of offerings, complementing its existing business lines of digital asset management, venture investments, research, and DeFi infrastructure support. DeFi Alpha’s sole focus is to identify low-risk arbitrage opportunities within the crypto ecosystem. Of the US$83.4 million generated, US$19.5 million was used to pay down debt, as detailed in the press release dated May 7, 2024.

Aligned with DeFi Technologies’ core mission, the DeFi Alpha trading desk complements current business lines, including:

Valour Asset Management: Offering exchange-traded products (“ETPs”) for simplified and secure access to digital assets.

DEFI Ventures: Backing early-stage ventures and high-potential projects in the DeFi space.

DEFI Infrastructure: Running nodes for DeFi protocols and supporting decentralized networks.

Reflexivity Research: a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights.

The DeFi Alpha trading desk is strategically designed to focus on identifying and capitalizing upon arbitrage opportunities within the dynamic digital assets market. Utilizing advanced algorithmic strategies and in-depth market analysis, the trading desk aims to generate alpha by exploiting inefficiencies and discrepancies in digital asset pricing. The primary focus is on arbitrage trading opportunities in both centralized and decentralized markets, ensuring minimal market or protocol exposure to mitigate downside revenue volatility.

The launch of the DeFi Alpha trading desk highlights DeFi Technologies’ dedication to innovation in the DeFi space. This new trading desk is a strategic step in expanding the company’s presence in the digital asset market, representing a move towards innovative solutions and accelerating the Company’s revenue model.

“We are thrilled with the instant success and sizable contribution of the DeFi Alpha trading desk to our revenue,” said Olivier Roussy Newton, CEO of DeFi Technologies. “In the last two months alone, we have already booked C$113.8 million (US$83.4 million) from our new DeFi Alpha business line. With our focus on identifying and capitalizing on mispriced opportunities within the dynamic cryptocurrency market, we are confident that the DeFi Alpha trading desk will continue to deliver low-risk opportunities, benefiting both our Company and our shareholders.”

Engagement Of Gold Standard Media LLC

The Company is also pleased to announce that it has entered into an agreement with Gold Standard Media, LLC and their affiliates (“GSM”), pursuant to which GSM will provide certain marketing services to the Company, effective May 13, 2024 (the “GSM Agreement”). The services provided by GSM will be to publish and distribute information regarding the Company through multiple platforms including digital marketing, email marketing, and influencer marketing. Pursuant to the GSM Agreement, GSM shall provide services to DeFi Technologies for a period of 12 months for US$500,000 and a grant of 1,500,000 deferred share units of the Company.

GSM is owned and operated by Kenneth Ameduri, Juliet Ameduri and Lior Gantz and is an arm’s length party to the Company and GSM and their affiliates own 1,500,000 common shares of the Company. None of the Company or its officers are involved, directly, with the creation of the materials distributed by GSM. The Company will provide GSM with publicly available source information for their disclosure and the Company will be involved in reviewing the materials for accuracy prior to their dissemination.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding to the DeFi Alpha trading desk; delivery of trading opportunities by DeFi Alpha; the development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer
ir@defi.tech
(323) 537-7681

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